                                                                    EXHIBIT (12)

                             CMS ENERGY CORPORATION
                Ratio of Earnings to Fixed Charges and Preferred
                     Securities Dividends and Distributions
                              (Millions of Dollars)



                                                      Nine Months
                                                         Ended
                                                     September 30              Years Ended December 31 -
                                                         2000      1999       1998      1997       1996       1995
                                                     -------------------------------------------------------------
                                                                                (b)
Earnings as defined (a)
Consolidated net income                              $ 216        $ 277      $ 242     $ 244      $ 224      $ 195
Income taxes                                            88           64        100       108        137        113
Exclude equity basis subsidiaries                     (125)         (84)       (92)      (80)       (85)       (57)
Fixed charges as defined, adjusted to exclude
  capitalized interest of $35, $41, $29, $13, $5
  and $4 million for the nine months ended
  September 30, 2000 and for the years ended
  December 31, 1999, 1998, 1997, 1996 and 1995,
  respectively                                         550          588        395       360        313        299
                                                     -------------------------------------------------------------

Earnings as defined                                  $ 729        $ 845      $ 645     $ 632      $ 589      $ 550
                                                     =============================================================


Fixed charges as defined (a)
Interest on long-term debt                           $ 443        $ 502      $ 319     $ 273      $ 230      $ 224
Estimated interest portion of lease rental               6            7          8         8         10          9
Other interest charges                                  24           57         48        49         43         42
Preferred securities dividends and
  distributions                                        111           96         77        67         54         42
                                                     -------------------------------------------------------------
Fixed charges as defined                             $ 584        $ 662      $ 452     $ 397      $ 337      $ 317
                                                     =============================================================

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions     1.25         1.28       1.43      1.59       1.75       1.74
                                                     =============================================================

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.